SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

16 March 2004	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

BUSINESS NEWS

FOR IMMEDIATE RELEASE
Matav Announces A Memorandum Of Agreement With Partner To Purchase Control Of Matav

        NETANYA, Israel, March 15, 2004 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), (“Matav”) a leading Israeli provider of digital cable television services, today announced that Matav and its shareholders Dankner Investments Ltd. (“Dankner”) and Delek Investments Properties Ltd. (“Delek”) entered into a memorandum of agreement with a leading Israeli mobile communications operator, Partner Communications Company Ltd (“Partner”) pursuant to which Partner shall invest up to $137 million in Matav for up to 40% share of the Matav equity, and control of Matav. The memorandum will become binding only upon approval of the board of directors of each company. The transaction is subject to significant conditions precedent which include, inter alia :

•	Execution of a definitive agreement and completion of due diligence by Partner;

•	Distribution to Matav shareholders of Partner shares currently held by Matav ("the Distribution");

•	Acquisition of significant additional subscriber base by Matav from existing providers;

•	Receipt of all required corporate and regulatory approvals;

•	An agreement for commercial cooperation between Partner and Matav;

•	Satisfactory agreements with the lenders of each of the companies;

•	Approval of the Matav shareholders of an amendment of the articles of association of Matav; and

•	Confirmation that Dankner, Delek and Partner will not be deemed a “group of borrowers” of Matav, for purposes of Israeli banking regulations, as a result of the transaction.

Upon closing of the proposed Partner investment in Matav, the holdings of Delek and Dankner will each be diluted to approximately 12%. Each of Delek and Dankner will have an option during the two years following the closing to purchase up to an additional 6% of Matav shares from Partner at a price to be determined on the basis of the price of Matav shares and the price of the Partner shares received by Matav shareholders as a distribution from Matav, during the option period. In addition, Partner will have the option at the end of the two year option period to repurchase Matav shares from Delek and Dankner at a material premium over the Delek and Dankner option price, so that Partner’s holding in Matav will be at least 2% greater than that of Delek and Dankner together, should they exercise their options.

During the two years following the closing for as long as Delek and Dankner hold Matav shares, and subject to certain conditions, Partner will receive from Delek and Dankner limited proxies that will grant Partner voting power in the aggregate of 50.01% of the voting shares of Matav. As a result, Partner shall be entitled to appoint all of the directors of Matav, and has agreed to vote in favor of two directors designated on behalf of each of Delek and Dankner for as long as it holds at least 5% of Matav.

The parties undertook to negotiate with the intent of entering into a definitive agreement within 60 days. However, there is no assurance that a definitive agreement will be concluded, or that all conditions precedent for closing will be fulfilled.

Matav reviews the tax implications of the Distribution on Matav and its shareholders and estimates that the total tax liability to Matav, based on the value of Partner shares as of today , will amount to approximately $27 million,

Matav also estimates that if the transaction will be completed the equity of Matav will increase by approximately $100 million.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 5.3 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995), one of the three international telephony providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:
Ori Gur-Arieh, Legal Counsel
Matav Cable Systems
Tel.: +972-9-860-2261
Ayelet Shiloni
Integrated Investor Relations
Tel.: +1-866-447-8633
Tel.: +972 6883-336
ayelet@integratedir.com